April 12, 2016

VIA EDGAR

Lisa N. Larkin

Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Eaton Vance High Income 2021 Target Term Trust (“Trust”) Registration Statement on Form N-2

File Nos. 333- 209436, 811-23136

Dear Ms. Larkin:

Thank you for your letter transmitting your comments concerning the Trust’s initial registration statement on Form N-2 relating to the Trust’s initial issuance of common shares of beneficial interest filed with the Securities and Exchange Commission (“Commission”) on February 8, 2016 (the “Registration Statement”).  The comments and the Trust’s responses are set forth below. The Trust expects to file a pre-effective amendment to its registration statement reflecting the relevant disclosure changes described herein.

I.

Prospectus

Page 1 – Outside Front Cover

Comment No. 1:  You state that the Trust will invest in corporate debt obligations that, at the time of investment, are rated below investment grade (BB+ or lower) or are unrated but deemed equivalent by the Trust’s investment adviser and define such obligations as “High Yield Obligations.”  Please add disclosure explaining that such obligations are also known as “junk.”

Response No. 1:

In response to the Staff’s comment, the disclosure on the cover page has been revised as follows:

The Trust seeks to achieve its investment objectives by investing, under normal circumstances, at least 80% of its Managed Assets (as defined on page [X]) in corporate debt obligations and, separately, at least 80% of its Managed Assets in corporate debt obligations that, at the time of investment, are rated below investment grade (BB+ or lower) or are unrated but deemed equivalent by the Trust’s investment adviser (“High Yield Obligations”), commonly referred to as “junk bonds.”

Page 3 – Outside Front Cover cont’d

Comment No. 2:  Please provide the information required by paragraph (d) of Rule 481 of the Securities Act of 1933 regarding stabilization or explain why it is not necessary.  See Item 2.2. of Form N- 2.

Response No. 2:

The Trust notes that it currently discloses the requested information on the outside front cover, as follows:

The Trust has granted the underwriters an option to purchase up to [x] additional shares at the public offering price, less the maximum sales load, within 45 days from the date of this prospectus solely to cover over-allotments, if any. If such option is exercised in full, the total public offering price, maximum sales load, estimated offering costs and proceeds, after expenses, to the Trust will be approximately $[x], $[x],  $[x] and $[x], respectively. See “Underwriters.”

Page 6 – Prospectus summary (Investment Objectives, Policies and Strategies)

Comment No. 3:  Please add an explanation in the strategies section that the Trust will not be investing in stable value assets.  Also, please add an explanation in the risk section that the Trust’s value could change significantly during the life of the Trust and could incur substantial losses prior to or at liquidation.

Response No. 3:

In response to the Staff’s comment, the “Portfolio Contents” sections in the Registration Statement have been revised as follows:

The Trust will not invest in common equity securities.  This policy does not apply to shares of other investment companies, nor does it not prevent the Trust from holding common stock obtained through the conversion of convertible securities or common stock that is received as part of a corporate reorganization or debt restructuring (for example, as may occur during bankruptcies or distressed situations).  In addition, the Trust will not invest in stable value assets.

In response to the Staff’s comment, the “Five-year term risk” disclosure in the Registration Statement has been revised as follows:

Because the assets of the Trust will be liquidated in connection with its termination, the Trust may be required to sell portfolio securities when it otherwise would not, including at times when market conditions are not favorable, or at a time when a particular security is in default or bankruptcy, or otherwise in severe distress, which may cause the Trust to lose money. Expenses associated with liquidation of the Trust’s assets may also be substantial during this period. In addition, during the life of the Trust, the value of the Trust’s assets could change significantly, and the Trust could incur substantial losses prior to or at liquidation.  Although the Trust has an investment objective of returning Original NAV to Common Shareholders on or about the Termination Date, the Trust may not be successful in achieving this objective. The return of Original NAV is not an express or implied guarantee obligation of the Trust. There can be no assurance that the Trust will be able to return Original NAV to shareholders, and such return is not backed or otherwise guaranteed by the Adviser or any other entity.

Comment No. 4:  You state, “The Trust’s investments [High Yield Obligations] are actively managed and may be bought and sold on a daily basis.” Please tell the staff how this statement is consistent with the Trust’s objective to “return the original net asset value” to Common Shareholders on the Termination Date.

Response No. 4:

In response to the Staff’s comment, the referenced disclosure has been revised as follows:

The Trust’s investment~~s are~~ portfolio will be actively monitored ~~managed~~ and investments may be bought and sold throughout the life of the Trust when the Adviser believes such trading is, in light of prevailing economic and market circumstances, in the best interests of the Trust’s Common Shareholders ~~on a daily basis~~. See “Investment objectives, policies and risks—Portfolio Composition and Other Information—Portfolio Turnover.” The Adviser monitors the credit quality of instruments held by the Trust and other instruments available to the Trust. Although the Adviser considers ratings assigned by the rating services when making investment decisions, it performs its own credit and investment analysis utilizing various methodologies including both bottom up and top down investment analysis and consideration of macroeconomic and technical factors.  The Adviser considers the relative value of securities in the marketplace in making investment decisions and may seek to improve yield and preserve and enhance principal value through timely trading.

Comment No. 5:  Will the Trust invest in collateralized loan obligations as part of its principal strategy? If so, please provide appropriate strategy and risk disclosure.

Response No. 5:

Supplementally, the Trust confirms that it has no current intention to invest in collateralized loan obligations.

Comment No. 6:  You state, “Although the Adviser considers ratings assigned by the rating services when making investment decisions, it performs its own credit and investment analysis utilizing various methodologies including both bottom up and top down investment analysis and consideration of macroeconomic and technical factors.” Please explain in plain English what you mean by “bottom up and top down investment analysis” and “macroeconomic and technical factors.”

Response No. 6:

The Trust believes that these terms used to describe the Adviser’s investment process are commonly used terms that are well understood by investors and that no additional disclosure is needed.  However, in light of the Staff’s comment, the disclosure has been revised as follows:

Although the Adviser considers ratings assigned by the rating services when making investment decisions, it performs its own credit and investment analysis utilizing various methodologies including both bottom up and top down investment analysis and consideration of macroeconomic and technical factors.  In a top-down analysis, the Adviser considers the overall economy and broad sectors of the economy by looking at the prevailing macroeconomic factors and selects a universe of attractive investments based on that analysis. In a bottom up analysis, the Adviser focuses on the attractiveness of individual issuers based on certain fundamentals.

Page 7 – Prospectus summary (Investment Objectives, Policies and Strategies) cont’d

Comment No. 7:  You state that “the Trust may invest less than 80% of its Managed Assets in High Yield Obligations due to limited availability of appropriate shorter maturity High Yield Obligations.” Please explain to the staff how much less such investment could be and for how long.

Response No. 7:

Supplementally, the Trust notes that the period of time would be the wind-up period (the three to twelve month period preceding the Termination Date). At this time the Trust cannot determine the amount (if any) below 80% that it would be invested in High Yield Obligations during the wind-up period. The amount of Managed Assets invested in High Yield Obligations during the wind-up period will depend on current market conditions and the availability of appropriate shorter maturity High Yield Obligations at the time of the wind-up period.  Accordingly, the Trust cannot currently estimate precisely how much less (if any) than 80% of its Managed Assets will be invested in High Yield Obligations during the wind-up period.  However, the Trust notes that it will seek to invest in High Yield Obligations to the extent possible.

Page 7 – Prospectus summary (Portfolio Contents)

Comment No. 8:  You state, “High Yield Obligations held by the Trust may include bonds, notes, senior loans and other types of debt instruments described in this prospectus and the SAI and derivatives that provide comparable economic exposure.”  Please specify what the “other types of debt instruments” are.

Response No. 8:

In response to the Staff’s comment, the referenced disclosure has been revised as follows:

High Yield Obligations held by the Trust may include bonds, notes, senior loans and other types of debt instruments described in this prospectus and the SAI and derivatives that provide comparable economic exposure, including but not limited to convertible securities, preferred stock and other hybrid securities and  commercial mortgage-backed securities.

Comment No. 9:  You state, “The Trust may invest in zero coupon bonds, deferred interest bonds and bonds on which the interest is payable-in-kind (“PIK”).” Please disclose the following risks presented by investments in PIK securities. Please specifically disclose that:

a.

the higher interest rates on PIK securities reflect the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans.

b.

even if accounting conditions were met, the borrower could still default when the Trust’s actual collection is supposed to occur at the maturity of the obligation.

c.

PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

d.

PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

Response No. 9:

In response to the Staff’s comment, the following disclosure has been added to “Zero-coupon bonds, step-ups and payment-in-kind securities” under “Portfolio Composition and Other Information”:

Bonds and preferred stocks that make “in-kind” payments and other securities that do not pay regular income distributions may experience greater volatility in response to interest rate changes and issuer developments. PIK securities generally carry higher interest rates compared to bonds that make cash payments of interest to reflect their payment deferral and increased credit risk. PIK securities generally involve significantly greater credit risk than coupon loans because the Fund receives no cash payments until the maturity date or a specified cash payment date. Even if accounting conditions are met for accruing income payable at a future date under a PIK bond, the issuer could still default when the collection date occurs at the maturity of or payment date for the PIK bond.  PIK bonds may be difficult to value accurately because they involve ongoing judgments as to the collectability of the deferred payments and the value of any associated collateral.  If the issuer of a PIK security defaults the Fund may lose its entire investment. PIK interest has the effect of generating investment income and increasing the incentive fees, if any, payable at a compounding rate.  Generally, the deferral of PIK interest increases the loan to value ratio.

Page 8 – Prospectus summary (Five-Year Term)

Comment No. 10:  You state that the Trust will make a distribution on or about the Termination Date but, “if the Trust is not able to liquidate all of its assets prior to that distribution (for example, because one or more portfolio securities are in workout or receivership on the Termination Date), subsequent to that distribution the Trust may make one or more additional distributions of any cash received from ultimate liquidation of those assets.”  Please explain in plain English what you mean by “workout or receivership.”

Response No. 10:

The Trust notes that these are commonly understood terms.  However, in light of the Staff’s comment, the following disclosure has been added:

However, if the Trust is not able to liquidate all of its assets prior to that distribution (for example, because one or more portfolio securities or holdings are in workout or receivership or other bankruptcy proceeding on the Termination Date), subsequent to that distribution the Trust may make one or more additional distributions of any cash received from ultimate liquidation of those assets. In a workout, a lender and borrower agree to renegotiate terms on a loan or bond that is technically in default, so as to seek to avoid foreclosure or liquidation. In a bankruptcy or receivership, a bankruptcy court appoints a person or entity (a receiver) to wind down the company. In a workout, bankruptcy or receivership the process may be prolonged and extend beyond the original term of the loan or bond which could delay payments on such instruments subject to the workout, bankruptcy or receivership process.

Comment No. 11:  You state, “Depending upon a variety of factors, including the performance of the Trust’s portfolio over the life of the Trust, the amounts of any income or gains retained over the life of the Trust, and the amount of any taxes paid by the Trust on those retained amounts, the amount distributed to shareholders at the termination of the Trust may be more or less, and potentially significantly less, than Original NAV.” Please explain what you mean by “significantly less.”

Response No. 11:

Supplementally, the Trust notes that the amount to be distributed to shareholders on or about the Termination date depends on the performance of the Trust’s portfolio over the life of the Trust and other factors that could affect substantially the value of the Trust’s investment portfolio.  While one of the Trust’s investment objectives is to seek to return the Original NAV to shareholders at the Termination Date, there is no guarantee that this objective will be met and an investor could lose money by investing in the Trust. Accordingly, it is not possible under the Termination Date for the Trust to quantify precisely how much less (if any) than the Original NAV will be distributed to shareholders.  The disclosure is intended to disclose to shareholders that, as the Staff noted in Comment 3, the Trust’s value could change significantly during the life of the Trust and could incur substantial losses prior to or at liquidation.  In addition, the Trust notes that this disclosure is identical to that included in other closed-end fund term trusts with substantially similar investment objectives.

Page 9 – Prospectus summary (Leverage)

Comment No. 12:  Please define leverage in plain English.

Response No. 12:

In response to the staff’s comment, the following disclosure has been added:

Generally, leverage involves the use of borrowed funds or various financial instruments (such as derivatives) to seek to increase a fund’s potential returns.

Page 9 – Prospectus summary (Distributions)

Comment No. 13:  Does the Trust intend to seek relief to increase the frequency of capital gains distributions?

Response No. 13:

The Trust has no current intention to seek relief to increase the frequency of capital gains distributions.

Comment No. 14:  Will the Trust distributions include return of capital? If so, please disclose that fact, along with the consequences to investors.

Response No. 14:

The Trust has no current intention to include return of capital in Trust distributions.

Page 12 – Prospectus summary (Foreign Investment Risk)

Comment No. 15:  In the second sentence, please change “Investing in issues” to “Investing in issuers.”

Response No. 15:

The requested change has been made.

Page 12 – Prospectus summary (Duration Risk)

Comment No. 16:  Does the Trust have a duration strategy? If so, please disclose that fact. Absent disclosure of what the Trust’s strategy is, the current disclosure is inadequate.

Response No. 16:

In response to the Staff’s comment, the “Duration risk” disclosure has been revised as follows:

Duration risk

The Trust intends to utilize a limited duration strategy which declines over time.  Such strategy seeks to be less sensitive to high yield interest rate risk than longer duration funds.  Duration is the sensitivity, expressed in years, of the price of a fixed-income security to changes in the general level of interest rates (or yields). Securities with longer durations tend to be more sensitive to interest rate (or yield) changes than securities with shorter durations. Duration differs from maturity in that it considers potential changes to interest rates, and a security’s coupon payments, yield, price and par value and call features, in addition to the amount of time until the security matures. The duration of a security will be expected to change over time with changes in market factors and time to maturity.

In addition, the following disclosure has been added under “Investment Strategies” in the summary section and body of the prospectus:

The Trust seeks to achieve its investment objectives by investing, under normal circumstances, at least 80% of its Managed Assets (as defined on page [X]) in corporate debt obligations and separately at least 80% of its Managed Assets in corporate debt obligations that, at the time of investment, are rated below investment grade (BB+ or lower) or are unrated but deemed equivalent by the Adviser (“High Yield Obligations”). The Trust intends to utilize a limited duration strategy which declines over time.  Such strategy seeks to be less sensitive to high yield interest rate risk than longer duration funds.  To limit the Trust’s exposure to interest rate and reinvestment risk, the longest maturity of any Trust holding will be not more than six months beyond the Termination Date (i.e., no later than [x], 2021].

Finally, the Trust notes that the following disclosure appears on the front cover of the prospectus under “Investment Policies” as follows:

To limit the Trust’s exposure to interest rate and reinvestment risk, the longest maturity of any Trust holding will be not more than six months beyond the Termination Date.

Page 20 – Use of Proceeds

Comment No. 17:  Please disclose how long it is expected to take to fully invest net proceeds in accordance with Trust’s investment objectives and policies.  See Item 7.2. of Form N-2.

Response No. 17:

In response to the staff’s comment the following disclosure has been added:

We estimate the net proceeds of this offering, after deducting offering costs (other than the sales load) that do not exceed $0.02 per Common Share, to be $x, or $x assuming exercise of the option to purchase additional Common Shares in full.  It is currently anticipated that the Trust will be able to invest substantially all of the net proceeds from this offering in accordance with its investment objectives and policies as soon as practicable after completion of the offering.  The Trust currently anticipates being able to do so within three months after the completion of the offering  ~~Such investments may be delayed up to three months if suitable investments are unavailable at the time or for other reasons, such as market volatility and lack of liquidity in the markets of suitable investments~~. Pending such investment, the Trust anticipates that it will invest the proceeds in short-term money market instruments, securities with remaining maturities of less than one year, cash or cash equivalents. A delay in the anticipated use of proceeds could lower returns and reduce the Trust’s distribution to Common Shareholders or result in a distribution consisting principally of a return of capital.

Page 20 – Investment Objectives

Comment No. 18:  Please state whether the Trust’s investment objectives may be changed without a vote of the holders of a majority of voting securities.  See Item 8.2.a. of Form N-2.

Response No. 18:

In response to the Staff’s comment, the Trust has added disclosure to clarify that each investment objective may be changed by the Board without approval by the Trust’s Common Shareholders.

Page 25 – Portfolio Composition and Other Information (Senior Loans)

Comment No. 19:  If any of the Senior Loans in which the Trust will invest are bank loans, please disclose that bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Response No. 19:

The requested disclosure is contained under “Senior Loans—Borrower Covenants” on page 5 of the Statement of Additional Information.  That disclosure currently states: “It is unclear whether U.S. federal securities law protections are available to an investment in a senior loan. In the absence of definitive regulatory guidance, the Trust relies on the adviser’s research in an attempt to avoid situations where fraud, misrepresentation, or market manipulation could adversely affect the Trust.”  As such, no additional disclosure has been added.

Page 28 – Zero-coupon Bonds, Step-ups, and Payment-In-Kind Securities

Comment No. 20:  Please ensure that any revised disclosure regarding PIK securities is consistent throughout the registration statement.  See Comment 9.

Response No. 20:

The Trust acknowledges this comment and confirms that revisions have been made as appropriate.

Page 30 – Portfolio Composition and Other Information (Swaps)

Comment No. 21:  You state that the Trust may engage in total return swaps. When the Trust does engage in total return swaps, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a proposed rule and, prior to that, a concept release exploring issues relating to the use of derivatives by funds, including whether market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 31933 (Dec. 11, 2015) and Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Trust operates.

Response No. 21:

The Trust acknowledges this comment and so notes.

Page 31 – Credit Default Swaps

Comment No. 22:  You state, “When the Trust is the seller of a credit default swap contract, it receives the stream of payments, but is obligated to pay upon default of the referenced debt obligation.” Please confirm to the staff that the Trust will segregate the full notional amount of the credit default swap to cover such obligation.

Response No. 22:

The Trust supplementally confirms that it will segregate the full notional amount to cover any credit default swaps that it writes.

Page 49 – Management of the Trust (The Adviser)

Comment No. 23:  Please add a statement that a discussion regarding the basis for the Board of Trustees approving the investment advisory contract will be available in the Trust's annual or semi-annual report to shareholders (and provide the period to be covered by the relevant report).  See Item 9.1.c of Form N-2.

Response No. 23:

The requested statement has been added.

Page 54 – Dividend Reinvestment Plan

Comment No. 24:  Please add disclosure regarding the tax consequences of participation in the dividend reinvestment plan or identify where such disclosure is located.  See Item 10.1.e.(5) of Form N-2.

Response No. 24:

The requested disclosure is included on page 31 of the Statement of Additional Information.  Such disclosure states that: “Shareholders receiving any distribution from the Trust in the form of additional shares pursuant to a dividend reinvestment plan will be treated as receiving a taxable distribution in an amount equal to the fair market value of the shares received, determined as of the reinvestment date. Shareholders who have chosen automatic reinvestment of their distributions will have a federal tax basis in each share received pursuant to such a reinvestment equal to the amount of cash they would have received had they elected to receive the distribution in cash, divided by the number of shares received in the reinvestment.”

Comment No. 25:  Please discuss how to terminate participation in the dividend reinvestment plan and rights upon termination or identify where such disclosure is located. See Item 10.1.e.(6) of Form N-2.

Response No. 25:

In response to the Staff’s comment, the following disclosure has been added under “Dividend reinvestment plan” in the prospectus:

Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received by the Plan Agent prior to any distribution record date.  Each participant in the Plan may terminate his or her account under the Plan by notifying the Plan Agent in writing at P.O. Box 922, Wall Street Station, New York, New York 10269-0560, or by telephone at 1-866-706-0514. Such termination will be effective with respect to a distribution if the participant’s notice is received by the Plan Agent prior to the distribution record date.

II.

Statement of Additional Information

Page 16 – Investment Restrictions

Comment No. 26:  In the seventh investment restriction, please replace “the same industry” with “a particular industry or group of industries”.  See Item 17.2.e. of Form N-2.

Response No. 26:

The requested change has been made.

Comment No. 27:  You state that the “Trust has no intention to borrow for investment purposes.” The prospectus, however, states that the Trust “intends to utilize financial leverage opportunistically and may choose to increase or decrease, or eliminate entirely, its use of financial leverage over time and from time to time.”  Please reconcile the discrepancy and revise accordingly.

Response No. 27:

The sentence stating that the Trust has no intention to borrow for investment purposes has been deleted.

Page 18 – Trustees and Officers

Comment No. 28:  Please add, “During Past Five Years” to the end of the heading in the Trustee table called, “Other Trusteeships Held.”  See Item 18.1. and 18.6.(b) of Form N-2.

Response No. 28:

The requested disclosure has been added.

Representations:

The Trust acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact me at (617) 261-3246.

Sincerely,

/s/ Clair E. Pagnano

Clair E. Pagnano